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                     MERRILL LYNCH INVESTMENT PARTNERS INC.
                                     [LOGO]


                                ML JWH STRATEGIC
                              ALLOCATION FUND L.P.


                         MONTHLY STATEMENT DECEMBER 1998

                             [MERRILL LYNCH LOGO]

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                      ML JWH STRATEGIC ALLOCATION FUND L.P.


Dear Limited Partner,

The Net Asset Value per Unit of ML JWH Strategic Allocation Fund L.P. (the "Fund") increased 8.23% in December to $154.34 per Unit on December 31, 1998 from $142.61 on November 30, 1998.

                              --------------------

                                SPECIAL REMINDER

As tax season approaches and Merrill Lynch Investment Partners Inc. ("MLIP") prepares for distribution of the Fund's tax information for 1998 on Schedule K-1, investors should take steps to confirm that MLIP has their current address. Please notify MLIP in writing of any recent or impending change of address by notice mailed to Merrill Lynch Investment Partners Inc., World Financial Center, South Tower, 6th Floor, New York, NY 10080,
Attention: Winston Clinton.  Thank you.

MLIP plans to mail the Schedule K-1 to investors during the month of February.

                              --------------------

Set forth below is a report from John W. Henry & Company, Inc. commenting on the Fund's performance for last quarter. This report is included for the convenience of the Fund's investors and may not reflect the opinions or recommendations of Merrill Lynch Investment Partners Inc. ("MLIP"). MLIP takes no responsibility for the accuracy of any information contained in the report.

                              Sincerely,
                              John R. Frawley, Jr.
                              President and Chief Executive Officer
                              MERRILL LYNCH INVESTMENT PARTNERS INC.
                              (General Partner)

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                  QUARTERLY MARKET REVIEW BY THE TRADING ADVISOR
                         JOHN W. HENRY & COMPANY, INC.

ML JWH Strategic Allocation Fund L.P. recorded substantial gains in the three month period ended December 31, 1998, largely reflecting profitable positions at quarter end in global currencies, interest rates and energy.

The performance of the Fund's programs for much of the quarter was mixed as financial markets seemed to reverse direction and overall volatility increased, resulting in an unfavorable trading environment. The worldwide flight from risk that had sapped the financial markets of liquidity for much of the third quarter shifted in the fourth quarter as investors responded favorably to interest rate cuts by the U.S. Federal Reserve Bank intended to avert a global credit crisis. The significant surge in liquidity boosted the U.S. stock market to all-time highs, reversing its decidedly bearish position of the previous quarter. After hitting price lows not seen since August, the bond market also changed direction. Currency markets veered as well, with the U.S. dollar rallying relative to most major currencies.

For the most part, commodity prices were indifferent to the change in liquidity, trading in ranges for much of the period. Regardless of what the Fed does to eliminate financial market strains, commodities usually are affected by longer term production factors and demand. However, energy markets proved the exception: tossed on the one hand by renewed conflict in the Middle East and on the other by ample global inventory, crude oil prices remained choppy, unable to find a stable price level.

By quarter's end, markets appeared to be more calm and underlying trends were evident in a number of financial products. Gains were greatest in Japanese Government bond positions as the yield rose to 2.01%, the highest level in over 15 months, on reports that the Japanese Finance Ministry would reduce its purchase of outstanding bonds and would instead flood the

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market with new issues in the new year. Worldwide trading volume was light in the currency markets pending the launch of the euro on January 1. Profits were recorded in crude oil, where prices rallied briefly with U.S. military air strikes in Iraq, only to resume a downward trend at the end of December.

On balance for the quarter, profitable positions in global currencies, interest rates and energy and small gains in metals offset losses in stock indices and agricultural commodities.

FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

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                     ML JWH STRATEGIC ALLOCATION FUND L.P.
                               DECEMBER 31, 1998
                             STATEMENT OF CHANGES
                              IN NET ASSET VALUE
                                  (UNAUDITED)

Net Asset Value (1,994,638 Units) at
  November 30, 1998                                               $284,450,895
Additions of 81,756 Units                                           11,659,223
Net Income/(Loss) for December 1998                                 24,355,378
Redemptions of 38,568 Units                                         (5,952,585)
                                                                  ------------
Net Asset Value (2,037,826 Units) at
  December 31, 1998                                               $314,512,911
                                                                  ------------
                                                                  ------------
Net Asset Value per Unit at
  December 31, 1998                                               $     154.34
                                                                  ------------
                                                                  ------------

------------------------------------------------------------------------------

                          STATEMENT OF INCOME/(LOSS)
                                  (UNAUDITED)

                                                                    December
                                                                  ------------
Revenues:
  Realized Profit/(Loss)                                          $ 17,964,486
  Change in Unrealized Profit/(Loss)                                 7,611,046
                                                                  ------------
Total Trading Results                                               25,575,532
  Interest Income                                                    1,226,682
                                                                  ------------
Total Revenues                                                      26,802,214

Expenses:
  Brokerage Commissions                                              2,086,278
  Administrative Fees                                                   67,299
                                                                  ------------
Total Expenses                                                       2,153,577
                                                                  ------------
Income/(Loss) Before Special Profit
  Share Allocation and Minority Interest                            24,648,637
                                                                  ------------
Minority Interest                                                      (11,773)
Special Profit Share Allocation                                       (281,486)
                                                                  ------------
Net Income/(Loss)                                                 $ 24,355,378
                                                                  ------------
                                                                  ------------

TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE UNDERSIGNED THE INFORMATION CONTAINED IN THIS REPORT IS ACCURATE AND COMPLETE.

                                        /s/ Jo Ann Di Dario
                                        ---------------------------------------
                                        Jo Ann Di Dario
                                        Chief Financial Officer
                                        MERRILL LYNCH INVESTMENT PARTNERS INC.

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Please notify the following of any address changes:

MERRILL LYNCH INVESTMENT PARTNERS INC.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
                                                                        JWHSDOM